Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AVERY DENNISON CORPORATION
(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Avery Dennison Corporation, a Delaware corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:
1.    Article VII of the Amended and Restated Certificate of Incorporation of the Corporation (the “Charter”) is hereby amended in its entirety to read as follows:
“Directors shall be elected annually for terms of one year and shall hold office until the next succeeding annual meeting and until his or her successor shall be elected and shall qualify, but subject to prior death, resignation, retirement, disqualification or removal from office. Should a vacancy occur or be created, including from an increase in the number of directors, the remaining directors (even though less than a quorum) may fill the vacancy for the remainder of the term in which the vacancy occurs or is created. Any director elected or appointed to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.”
2.    Article X of the Charter is hereby amended in its entirety to read as follows:
“Special meetings of the stockholders of the Corporation for any purpose or purposes (i) may be called at any time by the Board of Directors, or by a majority of the members of the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the Bylaws of the Corporation, include the power to call such meetings or (ii) shall be called by the Secretary of the Corporation upon a written request of the holders of record who “own” (as such term is defined in the Bylaws of the Corporation (as they may be amended and/or restated from time to time, the “Bylaws”) at least twenty-five percent (25%) of the outstanding shares of Common Stock and who have complied in full with the requirements set forth in the Bylaws, but such special meetings may not be called by any other person or persons; provided, however, that if and to the extent that any special meeting of stockholders may be called by any other person or persons specified in any provision of the Certificate of Incorporation or any amendment thereto or any certificate filed under Section 151(g) of the Delaware General Corporation Law, then such special meeting may also be called by the person or persons, in the manner, at the times and for the purpose so specified.”
3.    The foregoing amendments to the Charter were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
    IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 25th day of April 2024.

AVERY DENNISON CORPORATION

/s/ Vikas Arora
Name: Title:	Vikas Arora Vice President, Associate General Counsel & Corporate Secretary